Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, PA 17543-7000

Tel 717.626.4721

Fax 717.626.1874

October 8, 2014

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4720

Attn:    Michael Volley

            William Schroeder

Re:      Susquehanna Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 3, 2014 (the “Form 10-K”)

            File No. 001-33872

Ladies and Gentlemen:

Susquehanna Bancshares, Inc. (the “Company” or “Susquehanna”) is submitting this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 25, 2014 to Michael W. Harrington, Executive Vice President, Chief Financial Officer and Treasurer of the Company, with respect to the above referenced filing with the Commission.

Below are the Company’s responses.  For your convenience, we have repeated each of the Staff’s comments in italics before each response.

December 31, 2013 Form 10-K

Item 1. Business – Products and Services, page 5

1.    We note your subsidiary Boston Service Company, Inc. (t/a Hann Financial Service Corp.) provides comprehensive consumer vehicle financing services and during 2013 you recognized approximately $11.7m in vehicle origination and servicing fees along with approximately $5m in vehicle disposal expenses related to this business. Please revise future filings to include a detailed description of your vehicle financing services.

Specifically discuss the types of loans and leases you provide, the typical loan/lease terms and underwriting guidelines you use and any other information to allow an investor to understand the how this business impacts your financial results and the related risks and opportunities related to this business. Please provide us your proposed disclosure.

Response:

As the Staff notes, our subsidiary, Boston Service Company, Inc. (t/a Hann Financial Service Corp.) (“Hann”) provides underwriting, origination and lease servicing related to consumer vehicle loans and leases for our banking subsidiary.

United States Securities and Exchange Commission

October 8, 2014

Our underwriting guidelines for the loans and leases address the customer’s ability on the date of underwriting to make the required payments when due, including evaluation of credit scores and debt-to-income ratios. The underwriting guidelines also address the nature and quality of the leased vehicle’s residual value.  We target our consumer vehicle leasing activities to new vehicles that we believe have a strong likelihood of not declining in value below the residual value established in the lease. We also protect against excess declines in residual value through the purchase of a residual value guarantee.   Additionally, we focus on low mileage leases geared towards consumers who drive short distances in their daily commutes, such as in major metropolitan areas.  The lease terms include provisions that require additional payments from the consumer for exceeding the mileage terms of the leases, frame damage, and excessive wear.  The targeted lease term at origination is 39 months and the average lease term at origination for 2011 through 2014 approximated that period.

Susquehanna provides a consumer vehicle loan program and maintains origination guidelines for the consumer vehicle loans.  Consumer vehicle loans originated by Hann are collateralized by used vehicles and result either from the retail sale by unrelated third parties of off lease vehicles to new customers or the financing of an existing lessee’s purchase of the vehicle at lease maturity.  The vehicles are typically low mileage and if the vehicle is sold to a party other than the original lease customer, the vehicle is reconditioned and tested to ensure the absence of frame damage. The loan term ranges from 12 to 84 months and originations in 2013 averaged approximately 48 months.

In addition to loans originated by Hann, Susquehanna’s banking subsidiary originates vehicle loans through a network of used and new vehicle dealers. This loan program is weighted towards used vehicles with the loan term ranging from 12 to 84 months and an average term of 72 months for originations in 2013.

The underwriting criteria and terms for vehicle loans originated by Hann and the banking subsidiary are similar to the criteria for leases described above.

Our market area for consumer vehicle lending is principally within the footprint of our bank branch locations and, for leases, where we have arrangements with vehicle dealers within the northeastern portion of the United States.

The principal risks for our vehicle financing services are interest rate and credit risk, as described in Item 1A, Risk Factors (pages 15 and 18), and leasing residual value risk as described in item 7A (page 60) of the Form 10-K.

The Company proposes modifying its future “Business - Products and Services” line item description as follows (additions have been underlined  and deletions have been ~~struck through~~):

Susquehanna offers consumer vehicle loans and leases.  Key products within these programs are as follows:

•         Consumer Vehicle Leases – Susquehanna provides underwriting, origination and lease servicing for consumer vehicle leases.  The leases are designed to be low mileage leases with an average term at origination of 39 months.  Our target market area for this product is metropolitan areas in the northeastern United States.  The leases are secured by new vehicles that we believe have a high probability of maintaining the residual value stated in the lease.  Additionally, Susquehanna purchases residual value guarantees to mitigate the effect of the risk of a decline in the vehicle residual value.  Our underwriting guidelines evaluate credit scores and debt to income ratios, and are designed to address the customer’s ability on the date of underwriting to make the required payments when due.

United States Securities and Exchange Commission

October 8, 2014

•         Consumer Vehicle Loans - Susquehanna originates consumer vehicle loans through a combination of financing the purchase of the off lease vehicles and through a network of used and new vehicle dealers throughout the footprint of our banking branches.  The underwriting criteria used for the consumer vehicle loans are similar to the criteria we use for consumer vehicle leases.   The average term at origination in 2013 was approximately 48 months for our loans that finance the off lease vehicles and 72 months for loans originated through a network of vehicle dealers. The loans are collateralized by the vehicle financed.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Noninterest Income, page 37

2.    Please revise future filings to describe what activities and services are generating the revenue in the “Vehicle origination and servicing fees” line item. If the revenue relates to fees related to your vehicle leasing business, please explain to us all the relevant facts and circumstances related to the fees including how you account for them. Specifically, tell us how you considered whether the fees should be deferred and presented in interest income. If the revenue relates to vehicle servicing fees, please tell us where you discuss this servicing business or revise future filings to discuss your vehicle servicing activities and disclose your accounting policies in your summary of significant accounting policies. Also, disclose the amount of servicing fees received for each period presented. Please provide us your proposed disclosure.

Response:

Vehicle origination fees are nonrefundable fees for reimbursement of origination activities related to our vehicle leasing business. We evaluate origination fees and direct origination costs for deferral in accordance with ASC 310-20, Nonrefundable Fees and Other Costs, as part of our established financial reporting process. For 2013, 2012 and 2011, the effect of deferral and recognition on a yield basis was not materially different than recognition on an as earned and incurred basis.  Therefore, we recognized the origination fees and direct origination costs as earned and incurred.  We will continue our practice of performing an annual evaluation of the fees and costs to identify whether they warrant deferral in future periods.

Vehicle servicing fees include activities such as providing billing statements to customers; applying monthly payments from customers; contacting delinquent customers for payment; and responding to customer inquiries. The vehicle servicing fee revenues earned from third parties in 2013, 2012 or 2011 were not material. In 2014, we sold a portfolio of vehicle loans to an unconsolidated securitization trust, as described in the Form 8-K filed with the Commission on August 14, 2014, and will report the related servicing fee revenue in this caption. See our response to #4 below for our proposed disclosure of our accounting policy for servicing activities in our summary of significant accounting policies.

The Company proposes modifying its future “Vehicle origination and servicing fees” line item description in Management’s Discussion and Analysis as follows (additions have been underlined  and deletions have been ~~struck through~~):

“Vehicle origination and servicing fees, which relate to vehicle leasing origination fees and loan and lease portfolio servicing fees for third parties, were $11.7 million in 2013 compared to $10.4 million in 2012, and were comprised primarily of origination fees. Leasing volume at our Hann subsidiary increased 42.9%, from $343 million in 2012 to $490 million in 2013, driving the increased revenue.”

United States Securities and Exchange Commission

October 8, 2014

We believe further disaggregation of the elements of the “Vehicle origination and servicing fees” line item is not material and do not propose to separate any elements. However, we will continue our practice of monitoring this and all other noninterest income and expense items for materiality and the need for separate breakout.

Noninterest Expense, page 39

3.    Please revise future filings to describe the activities accounted for in and what generates the expenses in the “Vehicle lease disposal” line item. Specifically describe how your agreement with Auto Lenders Liquidation Center impacts lease disposal costs. Please provide us your proposed disclosure.

Response:

Vehicle lease disposal costs are incurred to purchase a residual value guarantee at the inception of the lease from Auto Lenders Liquidation Center (“Auto Lenders”), which is an unrelated third party, and any final reconditioning and transportation of the vehicles when the lease term expires. Auto Lenders agrees at the inception of the lease to purchase the beneficial interest in all vehicles returned by the obligors at the scheduled expiration of the related lease for a purchase price equal to the stated residual value of such vehicles.

The residual value guaranty is described on page 60 of the Form 10-K under “Vehicle Leasing Residual Value Risk.” Residual value and the cost of the residual value guarantee is a component of lease pricing and is considered during the underwriting process.

The Company proposes modifying its future “Vehicle lease disposal” description as follows (additions have been underlined  and deletions have been ~~struck through~~):

“Vehicle lease disposal expenses declined by $1.3 million, or 21%, to $5.0 million in 2013. This decrease is the result of fewer vehicles coming off lease because more customers are buying the cars rather than turning them in for liquidation. Vehicle lease disposal expenses consist principally of costs to prepare returned vehicles for sale as well as the cost of purchasing a residual value guarantee from a third party. See “Item 7A. Quantitative and Qualitative Disclosures about Market Risk - Vehicle Leasing Residual Value Risk” for a description of agreements the Company has with a used-vehicle remarketer that transfers substantially all residual value risk to that vendor and results in no recognition of gain or loss to Susquehanna on vehicle disposal.”

Financial Statements

Summary of Significant Accounting Polices

Loans and Leases, page 69

4.    Please tell us in detail and revise future filings to describe how you account for your vehicle leases. Specifically discuss how you determine the appropriate classification of your leases.

Response:

Susquehanna classifies its vehicle leases as direct financing leases, using the criteria of ASC 840-10-25-43b under Lessor Application of Lease Classification Criteria.

-          b.1. The leases meet the ASC 840-10-25-1 criteria to be considered a capital lease, generally with minimum lease payments exceeding 90% of our lessor cost, and

o   The leases meet the incremental criteria of ASC 840-10-25-42a for reasonably predictable collectibility of the minimum lease payments and ASC 840-10-25-42b for no

United States Securities and Exchange Commission

October 8, 2014

important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by the lessor. Note that collectibility is subject to Susquehanna’s ongoing estimate of uncollectibility described in Note 6. Allowance for Loan and Lease Losses in the Form 10-K (page 95).

-          b.2. The leases do not give rise to manufacturer or dealer profit (or loss) to Susquehanna as Susquehanna purchases the vehicles and equipment from unrelated third parties.

-          b.3. The leases do not meet the criteria for leveraged leases as no long-term creditors are involved that meet the criteria set forth in ASC 840-10-25-43c.

Minimum lease payments include a guaranteed residual value by Auto Lenders (as noted above) which is a financially capable third party unrelated to either the lessor or lessee, per ASC 840-10-25-7.

Interest income on leases is computed using the effective interest method.

As noted above, the difference between recognition of net origination fees/costs for vehicle leases on a yield basis or on an incurred basis is monitored for materiality on an ongoing basis by management and has not been material in any of the periods presented.

The Company proposes the following changes in our Summary of Significant Accounting Policies footnote beginning with our Form 10-K for the year ending December 31, 2014 (additions have been underlined  and deletions have been ~~struck through~~):

Add the following as a separate policy:

Consumer Lease Financing

Susquehanna originates financing leases on consumer vehicles. These leases are reported in the consolidated balance sheets under the loans and leases caption as a net amount, consisting of the aggregate of lease payments receivable and guaranteed residual values, less unearned income. Income is recognized in a manner which results in an approximate level yield over the lease term. Residual values for vehicle leases are guaranteed by a third party unrelated to either the Company or the lessee.

Modify the Loans and Leases policy to include:

Interest income on loans and leases is computed using the effective interest method. Loan and lease origination fees and certain direct loan and lease origination costs are deferred, and the net amount is recognized as an adjustment to the yield on the related loans and leases over the contractual life of the loans and leases.  In circumstances in which fees and costs substantially offset each other for a type or group of loans or leases, the fees and costs are recognized as earned or incurred.

Loan and lease servicing fees are recognized over the contractual term of the loan or lease in relation to the timing of services performed.

* * *

United States Securities and Exchange Commission

October 8, 2014

The Company acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding these matters, please do not hesitate to contact the undersigned at 717-625-6317.

Sincerely,

SUSQUEHANNA BANCSHARES, INC.

By:       /s/ Michael W. Harrington

Name:  Michael W. Harrington

Title:    Executive Vice President, Chief Financial Officer and Treasurer